

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 30, 2009

Mr. Michael T. Sicoli
Executive Vice President and Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, VA 20170

> **RE:** **RCN Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 24, 2009**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 1-16805**

Dear Mr. Sicoli:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

RCN Corporation.
November 30, 2009
Page 2

Form 10-K for the Year Ended December 31, 2008

Note 2. Goodwill and Other Intangible Assets, page F-10

1. Please tell us why the impairment tests for franchise rights and rights-of-way are not tested under SFAS 142 and at the unit of accounting level. In addition, tell us and disclose in detail how these indefinite-lived intangible assets are tested for impairment and refer to your basis in the accounting literature. Include in your response the methodology used to determine fair value, identify your units of accounting for franchise rights and rights-of-way, and how you determined the units of accounting under EITF 02-7.

2. Please tell us and disclose the fair value methodology used for your goodwill impairment test, identify the reporting units, and how you determined your reporting units under EITF D-101.

Note 2. Asset Retirement Obligation, page F-10

3. Please tell us in more detail why the assumption that the franchise agreements will be renewed indefinitely prevents you from estimating the related assets retirement obligation. We note that there is a remote possibility that the franchise agreements can be terminated unexpectedly. Refer to your basis in the accounting literature.

Note 6. Intangible Assets, page F-17

4. Please tell us the gross carrying amount of the customer relationships intangible assets that has a useful life of 10 years. We note that the useful life of NEON's customer relationships was increased from 3 to 10 years. In addition, tell us the factors you considered in concluding that the useful life is appropriate.

5. We note that your rights-of-way intangible asset has an indefinite life. Please tell us the factors you considered in concluding that the indefinite life is appropriate. Refer to your basis in the accounting literature.

6. Please reconcile the other intangible assets of $53,697 on page F-14 with the intangible assets disclosed on this page.

Note 15. Financial Data by Business Segment, page F-28

7. Since your measure of segment profit/loss is operating income before depreciation and amortization, stock-based compensation, exit costs and restructuring charges, revise to provide this measure and reconcile it to your operating (loss) income. We note the reconciliations in your MD&A on pages 27 and 29.

Schedule II, Valuation and Qualifying Accounts and Reserves, page F-30

8. We are unable to locate the report of the independent registered public accounting firm for this schedule. Please tell us where such report is located or revise to provide such report under Rule 5-04(c) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Note 2. Revisions and Reclassifications, page 7

9. We note the reclassification that was made for short-term securities. Please tell us why you have not restated your financial statements as of December 31, 2008 to reflect this correction of an error. Include in your response, your consideration of SAB 99 and 108.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director